Exhibit 99.5

CALEDONIA MINING CORPORATION

Annual General Meeting of Shareholders of
Caledonia Mining Corporation. (the “Corporation”)

May 20, 2014

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations – Section 11.3

MATTERS VOTED UPON

Description of Matter Voted Upon		Outcome of Vote

1.	The election of the following persons as directors of the Corporation to hold office until the next annual meeting or until their successors are elected or appointed:	Carried (on a show of hands)
	Leigh Wilson	For: 10,306,756 (98.31%)
Withheld: 177,362 (1.69%)

	John Kelly	For: 10,264,756 (97.91%)
Withheld: 219,362 (2.09%)

	Johan Holtzhausen	For: 10,274,440 (98%)
Withheld: 209,678 (2%)

	Richard Patricio	For: 10,269,893 (97.96%)
Withheld: 214,225 (2.04%)

	James Johnstone	For: 10,260,391 (97.87%)
Withheld: 223,727 (2.13%)

	Stefan Hayden	For: 10,244,646 (97.72%)
Withheld: 239,472 (2.28%)

	Steve Curtis	For: 10,270,876 (97.97%)
Withheld: 213,242 (2.03%)

2.	The appointment of KPMG Inc., as auditors of the Corporation until the next annual meeting or until a successor is appointed.	Carried (on a show of hands)

For: 14,618,838 (99.59%)
Withheld: 59,752 (0.41%)

3.
The approval of the Shareholder Rights Plan, dated as of December 5, 2013 between the Company and Computershare Investor Services Inc. and the distribution and continued existence of the rights distributed pursuant to the Shareholder Rights Plan
Carried (by ballot)

For: 7,617,147 (72.65%)
Against: 2,866,971 (27.35%)

Description of Matter Voted Upon		Outcome of Vote

4.	The approval of unallocated options issuable pursuant to the Company’s stock option plan dated April 10, 2007, as amended as of March 31, 2011.	Carried (by ballot)

For: 6,611,784 (63.06%)
Against: 3,872,334 (36.94%)